SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2008	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

                      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

                      Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):

                      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

                      If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 – N/A

Other Events

     On January 8, 2008, AerCap Holdings, N.V. announced that AerVenture Limited, a joint venture company owned by AerCap, LoadAir and Al Fawares, has signed agreements to lease six new Airbus A320-200 aircraft to the Portuguese national airline Transportes Aéreos Portugueses.

Exhibits

99.1         AerCap Holdings N.V. Press Release

SIGNATURE

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Klaus Heinemann
		Name:	Klaus Heinemann
		Title:	Authorized Signatory
Date: January , 2008

EXHIBIT INDEX

99.1                           AerCap Holdings N.V. Press Release.